Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 9, 2020

Mr. Courtney Lindsay

Ms. Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immatics B.V.
Amendment No. 2 to Registration Statement on Form F-4
Filed June 8, 2020
File No. 333-237702

Dear Mr. Lindsay and Ms. Murphy:

This letter is submitted on behalf of Immatics B.V. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-4 submitted on June 8, 2020 (“Amendment No. 2”), as set forth in the Staff’s letter dated June 9, 2020 to Thomas Ulmer, Chief Financial Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to Registration Statement on Form F-4 (“Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amendment (marked to show changes from the Registration Statement).

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

June 9, 2020 Page 2

Amendment 2 to Form F-4

Material Tax Consequences, page 33

1.        We note your response to our prior comment 4 and that the tax opinions filed as Exhibit 8.1, Exhibit 8.2, and Exhibit 8.3 are short-form tax opinions. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion counsel. In addition, please revise your disclosure to remove language that assumes the tax matters at issue (e.g., “Provided that the Mergers qualify as a ‘reorganization’ within the meaning of Section 368(a) of the U.S. Tax Code”). Also, please revise Exhibit 8.2 and Exhibit 8.3 to state clearly that the disclosure in the registration statement is the opinion of counsel. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response to Comment No. 1.    The Company respectfully advises the Staff that it has revised the disclosure on pages 153-155, 163 and 164 of Amendment No. 4 and Exhibits 8.2 and 8.3 in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 459-7293.

Sincerely,

/s/ Michael R. Patrone, Esq.

Enclosures

cc: Harpreet Singh, Chief Executive Officer, Immatics B.V.

Thomas Ulmer, Chief Financial Officer, Immatics B.V.

Jocelyn M. Arel, Esq., Goodwin Procter LLP